

2005 Annual Report

Bright Horizons
FAMILY SOLUTIONS® INC



2005 FINANCIAL HIGHLIGHTS

(AMOUNTS IN THOUSANDS EXCEPT PER SHARE AND CHILD CARE CENTER INFORMATION)

	2005	2004	2003	2002	[illegible]
Revenue	**$ 625,259**	$ 551,763	$ 472,756	$ 407,532	$ 3[illegible]
Income from operations	**$ 60,656**	$ 46,753	$ 34,583	$ 26,249	$ [illegible]
Net income	**$ 36,701**	$ 27,328	$ 20,014	$ 15,319	$ [illegible]
Diluted earnings per share[1]	**$ 1.29**	$ .98	$ .75	$ .59	$ [illegible]
Family centers at year end	**616**	560	509	465	[illegible]

[1] On February 9, 2005, the Board of Directors approved a 2-for-1 stock split paid on March 18, 200 stockholders of record as of March 4, 2005. All prior share and per share amounts have been rest to reflect the stock split.



REVENUE
NET INCOME
($ IN MILLIONS)
NUMBER OF CENTERS
36.7
27.3
20.0
15.3
11.5
'01
'02
'03
'04
'05
616
560
509
465
390

DEAR FRIEND OF BRIGHT HORIZONS:

Leading organizations are often distinguished by their product. Some have the best technology, and others have cutting-edge research and development that set them apart. At Bright Horizons, it is the passion, commitment, and talent of our employees that define us. It's the more than 17,000 women and men who call Bright Horizons home.

who are they?







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Assistant Teacher Dana Bello began her career with Bright Horizons as a floating teacher in the fall of 2005. After less than a year of employment, Dana received a "Rising Star" Award of Excellence for making such a difference in the lives of children in her care.

bright horizons

Bright Horizons employees are teachers and trailblazers. They inspire, innovate, and educate. Whether they care directly for children or support those who do, they are all fully committed to the Bright Horizons mission of making a difference in the lives of children and families.

Here are just some of their stories.

LaTonya Jones and Miesha Lewis, program coordinator and teacher from our JPMorgan Chase Back-Up Center in Monroe, Louisiana, were shining lights in the face of the devastation of Hurricane Katrina. Thinking of their colleagues and children in need in New Orleans, they left their own homes and families to make the treacherous 10-hour journey to our child care center in Jefferson county. LaTonya and Miesha brought relief and supplies and much needed comfort to teachers who had been caring for children around the clock in unimaginably difficult circumstances.

Art instructor Anna Liersaph at the Leslee Lloyd Child Development Center for Wachovia worked with preschoolers to create art inspired by children's books. The artwork was featured as a special exhibition at the Mint Museum of Art in Charlotte, North Carolina, the first time the museum ever showcased the work of preschoolers in its galleries.



FIONA HOLLOWELL, A TEACHER AT OUR WOOLDALE EARLY CARE AND EDUCATION CENTRE IN NORTHAMPTON, ENGLAND, WORKS ONE-ON-ONE WITH HANNAH, AN 18-MONTH-OLD GIRL WITH DEVELOPMENTAL DELAYS. UNDER FIONA'S CARE, HANNAH HAS LEARNED TO COMMUNICATE THROUGH SIGN LANGUAGE AND TO SIT UP WITH SUPPORT. HANNAH'S PARENTS SAY THAT FIONA IS THEIR "PRAYERS ANSWERED AND THEIR GUARDIAN ANGEL."

Our employees are the heart of Bright Horizons.

Their efforts make us who we are and ensure that we continue to succeed. Every child's experience in a child care center or school is completely informed by his or her unique interactions with teachers. And at Bright Horizons, the highly skilled people caring for children are backed by hundreds of professionals providing expertise in operations, finance, architecture, communications, technology, and many other disciplines. Our employees' energy, flexibility, and creativity enables us to develop innovative programs and curricula, propels us into new markets, and helps us realize our mission. That's why having the very best employees on our team gives us a competitive advantage. It is because of them that we are the leading provider of employer-sponsored child care and the partner of choice for more than 600 corporations, hospitals, universities, law firms, government agencies, and other organizations across the United States and in the UK, Ireland, and Canada.



Georgetta Lewis, an infant teacher at Bright Horizons Child Care at New England Medical Center in Boston, Massachusetts, recently celebrated her 15-year anniversary as a Bright Horizons teacher. Although she's taken turns with other age groups, Georgetta always finds herself back in the infant room, surrounded by babies who are glad she's there.


MY
SCIEN

SHIRLEY PADDOCK, SENIOR NURSERY MANAGER AT THE FOREIGN & COMMONWEALTH OFFICE NURSERY IN LONDON, BEGAN HER CAREER WITH BRIGHT HORIZONS NEARLY 15 YEARS AGO AS A NURSERY NURSE AT THE MINISTRY OF DEFENCE IN WESTMINSTER. EMPLOYEES AND PARENTS ALIKE SING SHIRLEY'S PRAISES FOR HER ABILITY TO MAINTAIN QUALITY, SUPPORT THE NEEDS OF FAMILIES, FOCUS ON WHAT'S BEST FOR CHILDREN, AND CREATE A CARING AND FAIR WORKPLACE.

bright horizons

Indeed, our team rallied together to make 2005 another successful year. Their commitment to growing our organization while remaining focused on maintaining our high-quality standards continues to drive us forward. We added 72 new child care programs to our family for a diverse array of clients, including The Gap; National City Bank; Unilever; Ilitch Holdings, owners of the Detroit Red Wings and the Detroit Tigers; Kadlec Medical Center; Blue Cross and Blue Shield of Minnesota; Blue Cross and Blue Shield of Mississippi; Milton Academy; Huntington Bank; Union Pacific; and The Venetian Hotel and Resort. We continued to improve our margins as we grew and once again delivered strong bottom-line results for our shareholders.


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Terry Anderson began her career with Bright Horizons in 1990 as the front desk receptionist. A lot changes in 15 years. Today, Terry is the Network Access Program Director and has three young children who attend the Brickstone Bright Horizons Center in Andover, Massachusetts. Terry received the Bright Horizons Growth Award in 2003.

Growing Leaders

How do we attract and retain the best and the brightest? We strive for each day as a Bright Horizons employee to be a meaningful one, for each employee to feel that this is a great place to work. We provide ongoing training opportunities and individualized succession plans that led to the internal promotions of more than 1,200 employees in 2005, including 45 new center directors. In addition, we are excited to have recently developed our very own Bright Horizons University, which offers scores of online courses that support professional development and teacher certification. As a result, we hope that the very best early childhood educators will continue to choose to make their career at Bright Horizons, allowing us to provide the highest level of service to families and employers.

Retaining experienced and established leaders helps us keep our company culture alive as we continue to grow and expand. In 2005, we bestowed special recognition on 25 center directors who have been with the company for at least 10 years, by sending them to visit their peers in London and Ireland. After spending time in our European centers and sharing best practices with their colleagues, these directors were able to enrich their own programs when they returned.

Our commitment to employees helps our employees remain committed to us. In fact, in our 2005 employee survey, more than 95 percent of respondents said they are "proud to work for Bright Horizons." In addition, we were recognized by FORTUNE magazine for the seventh time as one of the "100 Best Companies to Work For." Recognition such as this is especially meaningful to us because results are based on direct feedback from employees, and it solidifies our position as an employer of choice.

ASSOCIATE TEACHER MICHELLE BRANCH AND DIRECTOR RITA LOUDEN SHARE A LONG HISTORY AT BRIGHT HORIZONS' CAMPBELL'S FAMILY CENTER IN CAMDEN, NEW JERSEY. MICHELLE ENTERED THE CENTER'S KINDERGARTEN CLASS AS A STUDENT IN 1988, THE SAME YEAR RITA CAME TO WORK THERE AS KINDERGARTEN LEAD TEACHER. MICHELLE RETURNED TO THE CENTER TO BEGIN HER OWN TEACHING CAREER IN 2002. RITA TAKES PRIDE IN WATCHING HER FORMER STUDENT GROW AND DEVELOP AS AN EARLY CHILDHOOD EDUCATOR.



Ready for School

In 2005, we completed a school readiness survey to measure how well our programs prepare children for academic success. The study included the teachers and parents of more than 1,000 children who had attended Bright Horizons programs in 15 states. We were pleased to confirm that our graduates are poised for success; 94 percent of parents and 92 percent of elementary school teachers who received our graduates agreed or strongly agreed that their child or the child they taught was prepared for kindergarten or first grade. Moreover, 97 percent of parents and 94 percent of teachers agreed or strongly agreed that the child entered school with a strong enthusiasm for learning.

Informed by the School Readiness Study, we undertook a variety of efforts in 2005 to partner with families to ensure that children who leave Bright Horizons centers are prepared for school. One of the most well received initiatives was our Ready for School Family Activity Cards: sets of 100 cards, each with a project focused on reading, writing, arithmetic, and responsibility. The activities were designed to be easy for parents to implement on the daily commute, in the kitchen, while completing chores, or on rainy days. We also distributed *Ready for School News for Parents*, which includes topics such as beginning geometry, building young writers, and children and computers. Finally, we hosted Ready for School nights at our child care centers, during which we explored school readiness programming.



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(L-R) Nicole Wallace, Anthony Rizzo, Colleen Conroy, Lois Mahan, and Diana Crespo are all Bright Horizons employees and members of the Emergency Response Team. This elite group is on call to provide quality emergency care to children in areas affected by natural disasters or other crises.

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(L-R) Marilyn Krinker, Susan Dittmer, Missy Raduazzo, Anne Recchia, Susan Brenner, Tracey Wiseman, Margy Conley, and Leslie Spanier at the Broadway Tower in the Cotswolds during the 10-year Director's Trip to the UK



Expanding Our Reach

The programs we offer for children and families enable working parents to be more productive at work, knowing their children are not only located nearby, but more important, that they are getting the very best care and education. Our investment impact studies continue to show that employers who offer child care solutions realize great savings in reduced absenteeism and turnover, enhanced recruitment, and improved employee engagement and productivity.

In September, we completed our acquisition of ChildrenFirst, Inc., an operator of 33 employer-sponsored back-up child care centers throughout the United States and Canada. We were very pleased to welcome many talented professionals to our team who, like their colleagues at Bright Horizons, have a deep passion and commitment to their daily work. The addition of the ChildrenFirst centers and their 275 client partners solidifies our position as the clear leader in back-up care. This combination allows us to share our expertise and best practices across our expanded network of back-up centers and enables us to offer more solutions to each other's legacy clients than either of us could as separate entities. In addition to the growth of our back-up child care network, we also expanded geographically. We entered our 40th state in the U.S. with the opening of a child care center for Blue Cross and Blue Shield of Mississippi and our 41st state with the addition of Newton Medical Center in Kansas. We opened the doors of ChiquiAMGEN Child Care Center, our first center in Puerto Rico, in early August. We also continued to grow our operations in Europe, with the opening of our 100th center outside the continental U.S. at the Royal Bank of Scotland Group's campus at Gogarburn in Edinburgh, Scotland. We were honored by the attendance of Queen Elizabeth II, who, accompanied by the Duke of Edinburgh, presided at the official opening.

IN 2005, KAY BALLARD, THE CENTER DIRECTOR AT CITIBANK FAMILY CENTER IN SIOUX FALLS, SOUTH DAKOTA, JOINED A DISTINGUISHED GROUP AT BRIGHT HORIZONS: CENTER DIRECTORS CELEBRATING A DECADE OF SERVICE. KAY TRAVELED WITH HER PEERS TO IRELAND WHERE, AMONG OTHER THINGS, SHE TOURED AND RECEIVED A HANDS-ON LESSON IN BOWL CUTTING AT THE WATERFORD CRYSTAL GALLERY IN WATERFORD, IRELAND. BACK IN THE REAL WORLD, KAY HAS MORE EXPERIENCE WITH SIPPY CUPS THAN FINE GLASSWARE, MANAGING A CENTER THAT SERVES 400 CHILDREN EACH DAY.





"A Day at Bright Horizons," by Hannah Shaby, Age 5, Pre-K, Bright Horizons, Wellesley, Massachusetts

Brightening Lives

One hundred was a special number for us this year, as we also opened our 100th Bright Space through our Bright Horizons Foundation for Children, in Nashville, Tennessee. Grammy award-winning artist Wynonna Judd and Nashville Mayor Bill Purcell joined us to open the new space. Our 100th Bright Space was an exciting milestone for all of us at Bright Horizons, yet it was just one example of the significant work of the Bright Horizons Foundation for Children in 2005. In partnership with Bright Horizons, JPMorgan Chase, and international relief organization Mercy Corps, the Foundation responded to the devastation of Hurricanes Katrina and Wilma through a multifaceted "Comfort for Kids" program.

Together with several partners, we developed Comfort Kits for children under the age of 6. In just three weeks, we distributed kits to 53,000 children of evacuees in Mississippi, Louisiana, and Texas containing a small bag, stuffed animal, and developmentally appropriate toys and other comfort items — as well as guidance for parents to help their young children cope. As part of Comfort for Kids, Bright Horizons Senior Vice President of Education and Training Jim Greenman authored *What Happened to MY World: Helping Children Cope with Natural Disaster and Catastrophe*. More than 100,000 copies were distributed through the YWCA, early childhood and education organizations, and Amazon.

(L-R) HAL CATO, PRESIDENT AND CEO OF THE OASIS CENTER; GRAMMY AWARD-WINNING SUPERSTAR WYNONNA JUDD; AND NASHVILLE MAYOR BILL PURCELL OPEN THE 100TH BRIGHT SPACE, IN NASHVILLE, TENNESSEE. BRIGHT SPACES ARE NOW OPEN IN 28 STATES, SERVING NEARLY 4,000 CHILDREN IN HOMELESS SHELTERS ACROSS THE COUNTRY EACH MONTH.


CELEBRATING 100 BRIGHT S

Nandi Tisseverasinghe, an infant teacher at the Child Development Center at Bristol-Myers Squibb in Lawrenceville, New Jersey, was one of the first people hired when the center opened in 1999 and is a 2005 winner of the Bright Horizons Janice Hill Memorial Award. When a tsunami hit her native Sri Lanka, Nandi led her center's effort to provide much-needed assistance to the region, a campaign that raised more than $3,000.


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From the Asian tsunami relief effort to the London terror attacks to the unprecedented hurricane season, the tragedies of 2005 galvanized Bright Horizons employees not only to support the children and families for whom we care, but also to help take care of one other. Thus in addition to the countless teachers who provided comfort and security to children when their worlds were unraveling, directors opened their homes for teachers whose own homes were destroyed, and office teams worked nonstop to get emergency hotlines operational. Employees gave generously in every way. There was more than a 17 percent increase in employee donations to the Foundation this year, as well as a 115 percent increase in the number of employees recognized as Community Champions for their volunteer efforts. The Foundation provides a tangible way for employees to celebrate our culture of giving and embrace our company values.

We were humbled by the outpouring of support, energy, courage, and dedication of our employees in the face of tragedy. But here at Bright Horizons we see acts of heroism from our employees every day.

Preschool Teacher Stephanie Kober at the SC Johnson Childcare Learning Center worked tirelessly to open a Bright Space at the H.A.L.O. homeless shelter in Racine, Wisconsin. The Bright Space is partially a result of Stephanie's personal journey. Ten years earlier, Stephanie had been a resident of the shelter herself, and the Bright Space gave her the opportunity to work with her colleagues and make her dream to "give back" come true.

Sheila Ford, Lisa Clarke, Pat Smith, and the rest of the team at the St. Thomas Hospital Family Center managed by Bright Horizons in Nashville, Tennessee, work closely with 4-year-old Noah, who suffers from juvenile diabetes. Seven staff members at this center have been trained to give Noah his daily injections. And in October, 60 teachers, parents, and children joined Nashville's Juvenile Diabetes Walk for a Cure, raising thousands of dollars for diabetes research.



TODDLER TEACHER HEATHER BRALYNSKI JOINED BRIGHT HORIZONS IN AUGUST 2004 AFTER SHE WAS REFERRED BY HER MOTHER, LISA NINI, AN ASSISTANT INFANT TEACHER WHO STARTED WORK EARLIER THAT MONTH. AFTER LESS THAN A YEAR OF EMPLOYMENT, HEATHER WAS RECOGNIZED WITH A "RISING STAR" AWARD OF EXCELLENCE. TODAY, MOTHER AND DAUGHTER ARE BOTH BELOVED TEACHERS AT THE SAME CENTER.

GROWTH IS OUR SECURITY.
TO SUSTAIN OUR GROWTH
PEOPLE MUST ALSO
GROW PROFESSIONALLY.
WE EMBRACE NEW IDEAS
AND ARE COMMITTED TO
DEVELOPING OUR
FUTURE LEADERS.

BRIGHT HORIZONS
HEART PRINCIPLES



On the first day our center for National City's Brecksville, Ohio call center opened, a late-spring snowstorm hit the region, closing schools throughout the area. The center's school-age program wasn't scheduled to begin for another two months, yet Regional Manager Patti Eickhoff, Center Director April Brown, Assistant Director Meghan Domeck, and the center staff shifted into high gear and in the face of the storm got the school-age program up and running that day. Parents were able to go to work, and National City immediately saw the business value of their on-site center.

One of our guiding principles at Bright Horizons is that we cannot sacrifice quality for profit nor can we sacrifice profit for quality; it's not either/or but rather both and more. Our results in 2005 once again exemplified this principle. The data on our strong financial performance are provided in the pages that follow. Quality is more elusive to measure. There is so much that goes into making each one of our 616 child care centers and schools excel — so many moving parts that allow us to consistently provide the very best care and education for more than 65,000 children each day.

Most important, it is the passion and commitment of our team of professionals dedicated to making a lasting impact on young children who enable our success and make us proud to be Bright Horizons.

David H. Lissy
Chief Executive Officer

Mary Ann Tocio
President and
Chief Operating Officer

we are bright horizons

Selected Financial and Operating Data

(in thousands except per share amounts)

	2005	2004	2003	2002	2001
Statement of income data					
Revenue	$ 625,259	$ 551,763	$ 472,756	$ 407,532	$ 345,862
Amortization[1]	1,916	1,012	548	377	2,213
Income from operations	60,656	46,753	34,583	26,249	20,021
Income before taxes	61,942	47,096	34,645	26,273	19,936
Net income	36,701	27,328	20,014	15,319	11,527
Diluted earnings per share[2]	$ 1.29	$ 0.98	$ 0.75	$ 0.59	$ 0.45
Weighted average diluted shares outstanding[2]	28,392	27,846	26,746	26,050	25,596
Financial position at year end					
Working capital (deficit) surplus	$ (25,016)	$ 11,819	$ (2,269)	$ (8,725)	$ (3,547)
Total assets	353,699	296,605	247,065	201,290	161,018
Long-term debt, including current maturities	1,312	2,099	2,661	542	890
Common stockholders' equity	217,179	186,244	145,506	109,627	89,417
Dividends per common share	—	—	—	—	—
Operating data at year end					
Early care and education centers managed	616	560	509	465	390
Licensed capacity	66,350	61,950	59,250	53,850	48,350

The Company's common stock is traded on the Nasdaq National Market under the symbol "BFAM." The table below sets forth the high and low quarterly sales prices for the Company's common stock as reported in published financial sources for each quarter during the last two years:

Range of Common Stock[2]

	2005		2004	
	High	Low	High	Low
Fourth Quarter	$ 42.00	$ 34.38	$ 34.25	$ 27.06
Third Quarter	46.72	36.32	27.95	23.42
Second Quarter	41.60	31.50	27.42	21.75
First Quarter	35.85	26.65	26.20	20.79

1 The Company ceased amortizing goodwill and intangible assets with indefinite lives upon the adoption of SFAS No. 142 in 2002.

2 On February 9, 2005, the Board of Directors approved a 2-for-1 stock split paid on March 18, 2005 to stockholders of record as of March 4, 2005. All prior share and per share amounts have been restated to reflect the stock split.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement About Forward-Looking Information

The Company has made statements in this report that constitute forward-looking statements as that term is defined in the federal securities laws. These forward-looking statements concern the Company's operations, economic performance and financial condition and include statements regarding: opportunities for growth; the number of early care and education centers expected to be added in future years; the profitability of newly opened early care and education centers; capital expenditure levels; the ability to incur additional indebtedness; strategic acquisitions, investments and other transactions; changes in operating systems and policies and their intended results; our expectations and goals for increasing center revenue and improving our operational efficiencies and our projected operating cash flows. The forward-looking statements are subject to various known and unknown risks, uncertainties and other factors. When words such as "believes," "expects," "anticipates," "plans," "estimates," "projects" or similar expressions are used in this report, the Company is making forward-looking statements.

Although we believe that the forward-looking statements are based on reasonable assumptions, expected results may not be achieved. Actual results may differ materially from the Company's expectations. Important factors that could cause actual results to differ from expectations include:

- *our inability to successfully execute our growth strategy;*
- *the effects of general economic conditions and world events;*
- *competitive conditions in the early care and education industry;*
- *loss of key client relationships or delays in new center openings;*
- *subsidy reductions by key existing clients;*
- *tuition price sensitivity;*
- *various factors affecting occupancy levels, including, but not limited to, the reduction in or changes to the general labor force that would reduce the need for child care services;*
- *the availability of a qualified labor pool, the impact of labor organization efforts and the impact of government regulations concerning labor and employment issues;*
- *federal and state regulations regarding changes in child care assistance programs, welfare reform, minimum wages and licensing standards;*
- *delays in identifying, executing or integrating key acquisitions;*
- *our inability to successfully defend against or counter negative publicity associated with claims involving alleged incidents at our early care and education centers;*
- *our inability to maintain effective internal controls over financial reporting; and*
- *our inability to obtain insurance at the same levels or at costs comparable to those incurred historically.*

We caution you that these risks may not be exhaustive. We operate in a continually changing business environment and new risks emerge from time to time. You should not rely upon forward-looking statements except as statements of our present intentions and of our present expectations that may or may not occur. You should read these cautionary statements, as well as those described in "Risk Factors" in the Company's Annual Report on Form 10-K, as being applicable to all forward-looking statements wherever they appear. We assume no obligation to update or revise the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

Executive Summary and General Discussion

Bright Horizons is a leading provider of workplace services for employers and families, including early care and education and strategic work/life consulting. As of December 31, 2005, the Company managed 616 early care and education centers, with more than 50 early care and education centers under development. The Company has the capacity to serve approximately 66,350 children in 41 states, the District of Columbia, Puerto Rico, Canada, Ireland and the United Kingdom, and has partnerships with many leading employers, including more than 90 *Fortune 500* companies and 65 of *Working Mother* Magazine's "100 Best Companies for Working Mothers" in 2005. The Company's North American centers average a capacity of 118 children per location or approximately 60,750 in total capacity. In Europe, center capacity averages approximately 56 children per location or approximately 5,600 in total capacity. At the end of 2005, approximately 60% of the Company's centers were profit and loss ("P&L") models and approximately 40% were management ("cost plus") models. The Company seeks to cluster centers in geographic areas to enhance operating efficiencies and to create a leading market presence.

The Company currently operates 517 early care and education centers in North America and 99 early care and education centers in the United Kingdom and Ireland. In 2000, the Company began operating in Europe through the acquisitions of Nurseryworks Limited, which operated nine child care centers in the greater London area, and Circle of Friends, based in Ireland, which operated two child care centers. Acquisitions made in 2002 and 2004 collectively added 67 early care and education centers, further strengthening the Company's position as a leading provider of work-site child care in the United Kingdom. The Company commenced operations in Canada in 2001 and now operates two early care and education centers in the Toronto, Canada area and commenced operations in Puerto Rico in 2005 at a newly developed center for a client sponsor.

The Company operates centers for a diversified group of clients. At December 31, 2005, the Company's early care and education centers were affiliated with the following industries:

Industry Classification	Percentage of Centers
Consumer	5%
Financial Services	15%
Government and Education	15%
Health Care	10%
Industrial/Manufacturing	10%
Office Park Consortiums	25%
Pharmaceutical	5%
Professional Services and Other	5%
Technology	10%

The Company's overall business strategy is centered on several key elements: identifying and executing on growth opportunities with new and existing clients; achieving sustainable operating margin improvement; maintaining its competitive advantage as the employer of choice in its field and operating high quality programs. The alignment of key demographic, social and workplace trends combined with an overall under supply of quality child care options for working families has continued to fuel strong interest in the Company's services. General economic conditions and the business climate in which individual clients operate remain the largest variables in terms of future performance. These variables impact client capital and operating spending budgets, industry specific sales leads and the overall sales cycle, as well as labor markets and wage rates as competition for human capital fluctuates.

Specifically, the Company achieved revenue growth of approximately 13% for the year ended December 31, 2005 as compared to 2004. The revenue growth was principally due to the growth in the number of centers the Company manages, additional enrollment in ramping as well as mature centers, and price increases of 4-5%. The Company added 72 centers since December 31, 2004, through a combination of organic growth, acquisitions, additional services for existing clients, and transitions of management of existing programs. The Company also improved operating margins from 8.5% in 2004 to 9.7% in 2005, through disciplined pricing strategies which enable management to systematically increase prices in advance of cost increases, careful management of personnel costs, modest enrollment gains and the addition of mature centers through acquisitions and transitions of management. The opportunity to achieve additional margin improvement in the future will be dependent upon the Company's ability to achieve the following: continued incremental enrollment growth in our mature and ramping classes of centers; annual tuition increases above the levels of annual personnel cost increases; careful cost management; and the successful integration of acquisitions and transitions of management to our network of centers.

In 2005, the Company completed the strategic acquisition of ChildrenFirst, Inc., a privately held operator of 33 employer-sponsored child care centers in the U.S. and Canada, doubling the number of the Company's centers focused exclusively on back-up child care services. In addition, the Company acquired a group of 11 centers in the Denver, Colorado metropolitan area, setting the stage for further expansion in that high growth geographic market. The Company continued its focus on employers in non-cyclical industries by adding 11 new centers for hospitals and other health care employers and two new centers in the professional services industry during 2005. Another key element of the Company's growth strategy is expanding relationships with existing clients. In 2005, the Company added 14 new locations for 10 multi-site clients, and the Company now serves a total of 49 multi-site clients at 229 locations. Expansion through the addition of centers and services to our existing client base will be an important element in future growth.

Finally, one of the Company's guiding principles is its focus on sustaining the high quality of its services and programs and at the same time achieving revenue growth and increasing operating profitability. The Company's future financial success will be dependent on meeting both of these goals. Nearly 80% of the Company's eligible domestic early care and education centers are accredited by the National Association for the Education of Young Children ("NAEYC"). The Company also operates high quality programs to achieve the accreditation standards of the Office of Standards in Education ("OFSTED") and National Child Nursery Association ("NCNA") care standards in the United Kingdom and Ireland, respectively.

New Centers

In 2005, the Company added 72 early care and education centers with a total capacity of approximately 5,500 children. Of these center additions, 45 were added through acquisition, 12 through transition from previous management and 15 were new centers developed by Bright Horizons, generally in conjunction with a client. In the same period, the Company closed 16 centers that were either not meeting operating objectives or transitioned to other service providers. The Company currently has more than 50 centers under development, scheduled to open over the next 12 to 24 months, and currently expects to be operating approximately 670 centers at the end of 2006.

Center Economics

The Company's revenue is principally derived from the operation of early care and education centers. Center revenues consist of parent fees for tuition, amounts paid by sponsors to subsidize parent fees, management fees paid by client sponsors and, to a lesser extent, payments from government agencies. Parent fees comprise the largest component of a center's revenue and are billed on a monthly or weekly basis, and are generally payable in advance. The parent fees are typically comparable to or slightly higher than prevailing area market rates for tuition. Amounts due from sponsor clients are payable monthly and may be dependent on a number of factors such as enrollment, the extent to which the sponsor decides to subsidize parent fees, the quality enhancements a sponsor wishes to make in the operations of the center, and budgeted amounts. Management fees are generally fixed and payable monthly. Tuition, management fees, and fees for priority enrollment rights paid in advance are recorded as deferred revenue and are recognized as earned.

Although the specifics of Bright Horizons' contractual arrangements vary widely, they generally can be classified into two forms: (i) the management or cost plus model, where Bright Horizons manages an early care and education center under a cost-plus agreement with an employer sponsor, and (ii) the P&L model, where the Company assumes the financial risk of the early care and education center's operations. The P&L model center generally operates under two forms: sponsored or lease. Under each model type the Company retains responsibility for all aspects of operating the early care and education center, including the hiring and paying of employees, contracting with vendors, purchasing supplies and collecting accounts receivable.

The Management (Cost Plus) Model

Early care and education centers operating under management model contracts currently represent approximately 40% of Bright Horizons' early care and education centers. Under the management model, the Company receives a management fee from an employer sponsor and an operating subsidy to supplement tuition received from parents within an agreed upon budget. The sponsor typically provides for the facility, pre-opening and start-up costs, capital equipment and facility maintenance. The management model enables the employer sponsor to have a greater degree of control with respect to budgeting, spending and operations. Management contracts require the Company to satisfy certain periodic reporting requirements and generally range in length from three to five years, with some terminable by the sponsor without cause or financial penalty. The Company is responsible for maintenance of quality standards, recruitment of center directors and faculty, implementation of curricula and programs and interaction with parents.

The Profit and Loss Model

Early care and education centers operating under the P&L model currently represent approximately 60% of Bright Horizons' early care and education centers. Bright Horizons retains financial risk for P&L early care and education centers and is therefore subject to variability in financial performance due to fluctuating enrollment levels. The P&L model can be classified into two subcategories: (i) sponsored, where Bright Horizons provides early care and educational services on a priority enrollment basis for employees of an employer sponsor(s), and (ii) lease model, where the Company may provide priority early care and education to the employees of multiple employers located within a real estate developer's property or the community at large.

Sponsored Model

The sponsored model is typically characterized by a single employer (corporation, hospital, government agency or university), or a consortium of employers, entering into a contract with the Company to provide early care and education at a facility located in or near the sponsor's offices. The sponsor generally provides for the facilities or construction of the early care and education center, pre-opening expenses and assistance with start-up costs as well as capital equipment and initial supplies and, on an ongoing basis, may pay for maintenance and repairs. In some cases, the sponsor also provides tuition assistance to the employees and minimum enrollment guarantees to the Company. Children of the sponsor's employees typically are granted priority enrollment at the early care and education center. Operating contracts under the sponsored model have terms that generally range from three to five years, require ongoing reporting to the sponsor and, in some cases, limit annual tuition increases.

Lease Model

A lease model early care and education center is typically located in an office building or office park. The center serves as an amenity to the real estate developer's tenants, giving the developer an advantage in attracting quality tenants to its site. In addition, the Company may establish an early care and education center in instances where it has been unable to cultivate sponsorship, or where sponsorship opportunities do not currently exist. In these instances the Company will typically lease space in locations where experience and demographics indicate that demand for the Company's services exists. While the facility is open to general enrollment from the nearby community, the Company may also receive additional sponsorship from employers who acquire memberships and priority access for child care benefits for their employees. Bright Horizons typically negotiates lease terms of 10 to 15 years, and include renewal options, and may receive discounted rent or tenant improvement allowances. Under the lease model, Bright Horizons typically operates its early care and education centers with few ongoing operating restrictions or reporting requirements.

Cost of services consists of direct expenses associated with the operation of early care and education centers. Cost of services consists primarily of staff salaries, taxes and benefits; food costs; program supplies and materials; parent marketing; and occupancy costs. Personnel costs are the largest component of a center's operating costs, and comprise approximately 80% of a center's operating expenses. The Company is often responsible for additional costs in a sponsored or lease model center that are typically paid or provided directly by a client in centers operating under the management model, such as occupancy costs. As a result, personnel costs in centers operating under the sponsored or lease models will often represent a smaller percentage of overall costs in early care and education centers when compared to the management model.

Selling, general and administrative ("SG&A") expenses are composed primarily of salaries, taxes and benefits for non-center personnel, including corporate, regional and business development personnel; accounting, legal and public reporting compliance fees; information technology; occupancy costs for corporate and regional personnel; and other general corporate expenses.

Seasonality

The Company's business is subject to seasonal and quarterly fluctuations. Demand for early care and education services has historically decreased during the summer months. During this season, families are often on vacation or have alternative child care arrangements, and older children complete their tenure in early care and education as they enter the public school system. Demand for the Company's services generally increases in September and October upon the beginning of the new school year and remains relatively stable throughout the rest of the school year. Results of operations may also fluctuate from quarter to quarter as a result of, among other things, the performance of existing centers, including enrollment and staffing fluctuations, the number and timing of new center openings and/or acquisitions, the length of time required for new centers to achieve profitability, center closings, refurbishment or relocation, the model mix (P&L vs. management) of new and existing centers, the timing and level of sponsorship payments, competitive factors and general economic conditions. In 2005, the Company experienced more pronounced seasonality in its financial results as compared to prior years primarily due to the higher levels of enrolled preschool children who graduated to the public school system in the mature class of the Company's early care and education centers.

Results of Operations

The following table has been compiled from the Company's consolidated financial statements and sets forth statement of income data as a percentage of revenue for the years ended December 31, 2005, 2004, and 2003:

	2005	2004	2003
Revenue	100.0%	100.0%	100.0%
Cost of services	81.6	83.3	84.7
Gross profit	18.4	16.7	15.3
Selling, general and administrative	8.4	8.0	7.9
Amortization	0.3	0.2	0.1
Income from operations	9.7	8.5	7.3
Interest income	0.2	—	—
Interest expense	—	—	—
Income before income taxes	9.9	8.5	7.3
Income tax expense	4.0	3.5	3.1
Net income	5.9%	5.0%	4.2%

Comparison of Results for the Year Ended December 31, 2005 to the Year Ended December 31, 2004

Revenue

Revenue increased $73.5 million, or 13.3%, to $625.3 million in 2005 from $551.8 million in 2004. At December 31, 2005, the Company operated 616 early care and education centers, as compared with 560 at December 31, 2004, a net increase of 56 centers. Growth in revenue is primarily attributable to the net addition of new early care and education centers, additional enrollment in existing centers of approximately 1%, and tuition increases of approximately 4-5%. The acquisition of ChildrenFirst in September 2005, along with other smaller acquisitions in 2005, contributed approximately $17 million in revenue which on a pro forma basis would approximate $42 million annually.

Gross Profit

Gross profit increased $23.3 million, or 25.4%, to $115.3 million in 2005 from $92.0 million in 2004. Gross profit as a percentage of revenue increased from 16.7% in 2004 to 18.4% in 2005 due principally to contributions from incremental enrollment in our mature and maturing base of centers, tuition increases that outpaced operating cost increases and careful management of center based personnel costs, coupled with proportionately higher margins from the ChildrenFirst centers. The influence of a greater proportion of mature centers in the Company's mix also had the effect of increasing overall margins as did the contributions from transitions of management.

Selling, General and Administrative Expenses

SG&A increased $8.5 million, or 19.3%, to $52.7 million in 2005 from $44.2 million in 2004. SG&A as a percentage of revenue increased from 8.0% in 2004 to 8.4% in 2005. The increase in SG&A as a percentage of revenue is primarily attributable to proportionately higher overhead support for the ChildrenFirst centers acquired in the third quarter of 2005 as well as increased spending for compliance with the regulations under Section 404 of the Sarbanes-Oxley (SOX) Act of 2002. The costs of complying with these regulations approximated $2.7 million in 2005, of which approximately $400,000 incurred in the first quarter of 2005 related to spending for 2004 SOX compliance. The Company anticipates the majority of these costs to continue in future periods. The remaining dollar increase in SG&A spending is primarily attributable to investments in regional and divisional management, as well as general corporate and administrative personnel, which the Company believes are necessary to support long-term growth.

Amortization

Amortization expense totaled $1.9 million in 2005, as compared to $1.0 million in 2004. The increase relates to certain trade names, non-compete agreements, customer relationships and contract rights arising from acquisitions the Company completed in 2005 and the full year effect of acquisitions completed in 2004, which are subject to amortization. Under the provisions of SFAS No. 142, the Company assessed its goodwill balances and intangible assets with indefinite lives and found no impairment at December 31, 2005 or 2004.

Income from Operations

Income from operations totaled $60.7 million in 2005, as compared with income from operations of $46.8 million in 2004, an increase of $13.9 million, or 29.7%. The increase in income from operations is due to the aforementioned increase in revenue and cost management efficiencies. Operating income as a percentage of revenue increased to 9.7% in 2005, from 8.5% in 2004, due to the gross margin improvement.

Interest Income

Interest income in 2005 totaled $1.5 million as compared to interest income of $508,000 in 2004. The increase in interest income is attributable to higher levels of invested cash and increased average investment yields.

Interest Expense

Interest expense in 2005 totaled $191,000 as compared to interest expense of $165,000 in 2004.

Income Tax Expense

The Company had an effective tax rate of 40.7% and 42.0% in 2005 and 2004, respectively, due to proportionately higher contributions from foreign jurisdictions, which were taxed at a lower rate than domestic earned income. The Company expects that the tax rate for 2006 will approximate 41 - 42%, slightly higher than the overall rate in 2005 due to the non-deductibility of the expense associated with certain employee stock options, which will be expensed under SFAS No. 123R, "Share-Based Payments" ("SFAS 123R") beginning in the first quarter of 2006.

Comparison of Results for the Year Ended December 31, 2004 to the Year Ended December 31, 2003

Revenue

Revenue increased $79.0 million, or 16.7%, to $551.8 million in 2004 from $472.8 million in 2003. At December 31, 2004, the Company operated 560 early care and education centers, as compared with 509 at December 31, 2003, a net increase of 51 centers. Growth in revenue is primarily attributable to the net addition of new early care and education centers, additional enrollment in existing centers of approximately 1-2%, and tuition increases of approximately 4-5%. The acquisition of the United Kingdom based Child & Co. in June 2004, along with other smaller acquisitions in 2004, contributed approximately $8 million in revenue, which on a pro forma basis would approximate $17 million annually.

Gross Profit

Gross profit increased $19.7 million, or 27.1%, to $92.0 million in 2004 from $72.3 million in 2003. Gross profit as a percentage of revenue increased from 15.3% in 2003 to 16.7% in 2004 due principally to contributions from incremental enrollment in our mature and maturing base of centers, tuition increases that outpaced operating cost increases and careful management of center based personnel costs. The influence of a greater proportion of mature centers in the Company's mix also had the effect of increasing overall margins as did the contributions from acquired centers and transitions of management.

Selling, General and Administrative Expenses

SG&A increased $7.0 million, or 18.7%, to $44.2 million in 2004 from $37.2 million in 2003. SG&A as a percentage of revenue increased from 7.9% in 2003 to 8.0% in 2004. The increase in SG&A as a percentage of revenue is primarily attributable to increased spending for compliance with new regulations under Section 404 of the Sarbanes-Oxley Act. The costs of complying with these new regulations approximated $2.0 million in 2004. The remaining dollar increase in SG&A spending is primarily attributable to investments in regional and divisional management, as well as general corporate and administrative personnel, which the Company believes are necessary to support long-term growth.

Amortization

Amortization expense totaled $1.0 million in 2004, as compared to $548,000 in 2003. The increase relates to certain trade names, non-compete agreements, customer relationships and contract rights arising from acquisitions the Company completed in 2004 and the full year effect of acquisitions completed in 2003, which are subject to amortization. Under the provisions of SFAS No. 142, the Company assessed its goodwill balances and intangible assets with indefinite lives and found no impairment at December 31, 2004 or 2003.

Income from Operations

Income from operations totaled $46.8 million in 2004, as compared with income from operations of $34.6 million in 2003, an increase of $12.2 million, or 35.2%. The increase in income from operations is due to the aforementioned increase in revenue and cost management efficiencies. Operating income as a percentage of revenue increased to 8.5% in 2004, from 7.3% in 2003, due to the gross margin improvement.

Interest Income

Interest income in 2004 totaled $508,000 as compared to interest income of $229,000 in 2003. The increase in interest income is attributable to higher levels of invested cash and increased average investment yields.

Interest Expense

Interest expense in 2004 totaled $165,000 as compared to interest expense of $167,000 in 2003.

Income Tax Expense

The Company had an effective tax rate of 42.0% and 42.2% in 2004 and 2003, respectively.

Liquidity and Capital Resources

The Company's primary cash requirements are for the ongoing operations of its existing early care and education centers and the addition of new centers through development or acquisition. The Company's primary source of liquidity has been from existing cash balances, which were $22 million at year end, and cash flow from operations. The Company's cash balances are supplemented by borrowings available under the Company's $60 million line of credit. The Company had a working capital deficit of $25.0 million at December 31, 2005 and a working capital surplus of $11.8 million at December 31, 2004. In 2005, the Company's working capital deficit primarily arose from long-term investments in fixed assets and acquisitions, which were paid in cash. The Company anticipates that it will continue to generate positive cash flows from operating activities in 2006 and that the cash generated will principally be utilized to fund ongoing operations of its new and existing early care and education centers and be sufficient to meet the Company's financial obligations.

Cash provided by operating activities was $50.1 million, $37.3 million, and $30.7 million for the years ended December 31, 2005, 2004, and 2003, respectively. The increase in cash flow from operations in 2005 compared to 2004 is due to the increase in net income and an increase in deferred revenue, arising from payments from clients in advance of the service period, and an increase in accounts payable and accrued expenses due to the timing of disbursements. These increases were partially offset by the increases in accounts receivable, which relates to the timing and collection of client receivables and is of a normal and recurring nature, and payments of other liabilities arising from obligations assumed by the Company in the ChildrenFirst acquisition. The increase in cash flow from operations in 2004, as compared to 2003, is due to the increase in net income and a decrease in accounts receivable balances. These increases were partially offset by decreases in accounts payable and accrued expenses due primarily to the timing of payroll disbursements at the end of 2004 as compared to 2003, and the tax benefit realized from the exercise of stock options as well as an increase in prepaid worker's compensation insurance balances.

Cash used in investing activities was $ 64.9 million for the year ended December 31, 2005 compared to $33.9 million and $35.2 million for the years ended December 31, 2004 and 2003, respectively. The increase in 2005 was due to cash payments for acquisitions, which totaled $54.9 million in 2005 compared to $21.0 million in 2004 and $16.5 million in 2003. This increase was also the result of an increase in fixed asset expenditures of $2.6 million between 2005 and 2004. In 2005, these increases were offset by proceeds from the disposal of fixed assets, which were primarily the result of a sale of a child care facility under the terms of an operating agreement with a client. The decrease in cash used in investing activities in 2004 was due to a reduction in fixed asset expenditures of $6.1 million between 2004 and 2003. This decrease was partially offset by the increase in payments for acquisitions. Of the $15.6 million of fixed asset additions in 2005, approximately $8.6 million relates to new early care and education centers; of the remainder, approximately $4.6 million relates to the refurbishment and expansion of existing early care and education centers, with the balance expended for office expansion and investment in information technology in corporate, regional and district offices. In 2004, the comparable figures for the $13.0 million in total fixed asset additions were $4.1 million related to new centers and $5.4 million related to existing centers, with the balance expended for office expansion and investment in information technology in corporate, regional and district offices. Management expects fixed asset expenditures to increase to approximately $20 million in 2006.

Cash used in financing activities totaled $5.5 million for the year ended December 31, 2005, compared to cash provided by financing activities of $5.0 million in 2004 and $10.1 million in 2003, respectively. The decrease in cash provided by financing activities in 2005, as compared to 2004, relates to the repurchase of approximately 318,000 shares of common stock in 2005, for a total of approximately $11.2 million, under the Company's repurchase authorization. This use of cash was partially offset by an increase of $770,000 in proceeds from the issuance of equity securities under the Company's stock option and restricted stock plans. The decrease in cash provided by financing activities in 2004, as compared to 2003, was due to a reduction of $2.3 million in proceeds from the exercise of stock options as compared to 2003 and proceeds from a note payable to fund the construction of a client-sponsored early care and education center of $2.5 million received in 2003.

On February 9, 2005, the Board of Directors approved a 2-for-1 stock split paid on March 18, 2005 to stockholders of record as of March 4, 2005. All prior share and per share amounts have been restated to reflect the stock split.

In 1999, the Board of Directors approved a plan to repurchase up to a total of 2,500,000 shares of the Company's Common Stock. In 2005, the Company repurchased a total of approximately 318,000 shares for a total of approximately $11.2 million, bringing the total repurchases under the plan to 1,352,000 shares. No repurchases were made in 2004 and 2003, and a total of 1,148,000 shares remain available for repurchase under the plan. At December 31, 2005, the 318,000 shares repurchased in 2005 remain in the treasury; the 1,034,000 shares repurchased in prior periods were retired in 2003. Share repurchases under the stock repurchase program may be made from time to time with the Company's cash in accordance with applicable securities regulations in open market or privately negotiated transactions. The actual number of shares purchased and cash used, as well as the timing of purchases and the prices paid, will depend on future market conditions.

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of institutional money market accounts. The carrying value of these instruments approximates market value due to their short-term nature.

Contractual Cash Flows

The Company has contractual obligations for payments under operating leases and debt agreements payable as follows:

Contractual Obligations

	Payment due by period (in millions)						
	Total	2006	2007	2008	2009	2010	Thereafter
Long-Term Debt, including interest	$ 1.5	$ 0.7	$ 0.7	$ 0.1	$ —	$ —	$ —
Operating Leases	206.1	26.4	25.1	23.1	21.5	19.1	90.9
Total	$ 207.6	$ 27.1	$ 25.8	$ 23.2	$ 21.5	$ 19.1	$ 90.9

The Company also has contractual obligations for customer advances totaling $7.8 million as of December 31, 2005, which are repayable at the completion of the contractual arrangements. As a result of renewal options, the repayment dates for such advances cannot be predicted. The Company has three letters of credit outstanding: one guaranteeing certain utility payments up to $80,000, one guaranteeing certain rent payments up to $300,000, and one guaranteeing certain premiums and deductible reimbursements up to $486,000. No amounts have been drawn against any of these letters of credit.

In June 2004, the Company entered into service agreements to manage a group of family programs and amended an agreement to manage an existing child care center in exchange for the transfer of land and buildings. The Company recorded fixed assets and deferred revenue of $9.4 million in connection with the transactions, which will be earned over the terms of the arrangements that are 6.5 and 12 years, respectively. In the event of default under the terms of contingent notes payable associated with the service agreements, the balance of which are represented by the unamortized amounts of deferred revenue, the Company would be required to tender a cash payment(s) for the balance of the notes payable or surrender the applicable property(s).

The Company has a $60.0 million revolving credit facility, with an accordion feature allowing an additional $40 million increase, which expires July 22, 2010. There are currently no amounts outstanding on this facility, and no amounts have been drawn against this line of credit. Certain letters of credit have been issued under this facility and serve to reduce the amounts available for borrowing under this facility by $786,000.

Management believes that funds provided by operations and the Company's existing cash and cash equivalent balances and borrowings available under its line of credit will be adequate to meet current operating and capital expenditures for the next 12 months. However, if the Company were to make any significant acquisition(s) or investments in the purchase of facilities for new or existing early care and education centers, it may be necessary for the Company to obtain additional debt or equity financing. There can be no assurance that the Company would be able to obtain such financing on reasonable terms, if at all.

Critical Accounting Policies and Estimates

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States. The preparation of these statements requires management to make certain estimates, judgments and assumptions, which affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses in the periods presented. The application of the Company's accounting policies involves the exercise of judgment and assumptions that pertain to future uncertainties and, as a result, actual results could differ from these estimates. The accounting policies we believe are critical in the preparation of the Company's consolidated financial statements relate to revenue recognition, accounts receivable, goodwill and other intangibles, liability for insurance obligations and income taxes.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin ("SAB") No. 101, as modified by Emerging Issues Task Force ("EITF") No. 00-21 and SAB No. 104, which require that four basic criteria be met before recognizing revenue: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable, and collectibility is reasonably assured. In those instances where the Company enters into arrangements with a client that involve multiple revenue elements, the arrangement is divided into separate elements of accounting, the arrangement consideration is allocated to these elements based on fair value and revenue recognition is considered separately for each individual element. In both the P&L model and the management model, revenues consist primarily of tuition paid by parents, supplemented in some cases by payments from sponsors and, to a lesser extent, by payments from government agencies. Revenue also includes management fees paid by corporate sponsors. In the management model, in addition to tuition and management fee revenue, revenue is also recognized for operating subsidies paid either in lieu of or to supplement tuition. In all instances, the Company retains responsibility for all operating aspects of the early care and education center including the hiring and paying of employees, contracting with vendors, purchasing supplies, and the collection of accounts receivable. Revenue is recognized as services are performed. In some instances, the Company receives revenue in advance of services being rendered, which is deferred until the services have been provided.

Accounts Receivable

The Company generates accounts receivable from fees charged to parents and client sponsors, and, to a lesser degree, governmental agencies. The Company monitors collections and payments from these customers and maintains a provision for estimated losses based on historical trends, in addition to amounts established for specific customer collection issues that have been identified. Amounts charged to this provision for uncollectible accounts receivable have historically been within the Company's expectations, but there can be no assurance that future experience will be consistent with the Company's past experience.

Goodwill and Other Intangibles

Accounting for acquisitions requires management to make estimates related to the fair value of assets and liabilities acquired, including the identification and valuation of intangible assets, with any residual balance being allocated to goodwill. Accounting for intangible assets requires management to make assessments concerning the value of these intangible assets, their estimated lives, and whether events or circumstances indicate that these assets have been impaired. On January 1, 2002 the Company adopted the provisions of SFAS No. 141, "Accounting for Business Combinations," and SFAS No. 142, which, among other things, required the Company to discontinue the amortization of goodwill, as well as intangible assets with indefinite lives. In lieu of recording amortization of goodwill and intangible assets with indefinite lives, the Company is required to complete an annual assessment of goodwill and intangible assets for impairment. Should it be determined that any of these assets have been impaired, the Company would be required to record an impairment charge. The Company was not required to record an impairment charge in 2005; however, there can be no assurance that such a charge will not be recorded in 2006 or in future periods.

Liability for Insurance Obligations

The Company self-insures a portion of its workers' compensation and medical insurance plans and has various deductibles for other insurance plans. Due to the nature of these liabilities, some of which may not fully manifest themselves for several years, the Company estimates the obligations for liabilities incurred but not yet reported or paid based on available data and experience. While management believes that the amounts accrued for these obligations is sufficient, any significant increase in the number of claims and/or costs associated with claims made under these plans could have a material adverse effect on the Company's financial results.

Income Taxes

Accounting for income taxes requires management to estimate its income taxes in each jurisdiction in which it operates. Due to differences in the recognition of items included in income for accounting and tax purposes temporary differences arise, which are recorded as deferred tax assets or liabilities for items such as deferred revenue, depreciation and certain expenses. The Company estimates the likelihood of recovery of these assets, which is dependent on future levels of profitability and enacted tax rates. Should any amounts be determined not to be recoverable, or assumptions change, the Company would be required to take a charge, which could have a material effect on the Company's financial position or results of operations.

New Pronouncements

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – an amendment of Accounting Principles Board ("APB") Opinion No. 29," ("SFAS No. 153") to eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company adopted SFAS No. 153 on January 1, 2005 which did not have a material impact on the Company's consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" ("SFAS 123R"), which replaces the superseded SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes our current accounting under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to the adoption of SFAS 123R. Effective January 1, 2006, the Company will adopt the provisions of SFAS 123R and SAB 107. SFAS 123R requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. Stock-based payments include stock option grants, restricted stock grants and other equity-based awards. The Company grants options to purchase common stock to some of its employees and directors at prices equal to the market value of the stock on the dates the options were granted, as well as restricted stock. SFAS 123R also amends SFAS No. 95 "Statement of Cash Flows" to require that excess tax benefits related to stock-based compensation be reflected as cash flows from financing activities rather than cash flows from operating activities. As a result of the provisions of SFAS 123R and SAB 107, we expect the compensation charges under SFAS 123R to reduce diluted earnings per share by approximately $.08 per share for 2006. However, our assessment of the estimated compensation charges is affected by the number of additional options granted by the Company, our stock price as well as other assumptions regarding a number of variables and the related tax impact. These variables include, but are not limited to, the volatility of our stock price and employee stock option exercise behaviors. We will recognize compensation cost for stock-based awards vesting after December 31, 2005 over the requisite service period for the entire award.

In June 2005, the FASB ratified Emerging Issues Task Force ("EITF") consensus on Issue No. 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination." EITF 05-6 provides guidance regarding the amortization period for leasehold improvements acquired in a business combination and the amortization period of leasehold improvements that are placed in service significantly after and not contemplated at the beginning of the lease term. EITF 05-6 will be effective beginning with the Company's second quarter of fiscal 2006. The Company is evaluating the expected impact that the adoption of EITF 05-6 will have on its consolidated financial position, results of operations and cash flows.

Market Risk

Foreign Currency Risk

The Company's exposure to fluctuations in foreign currency exchange rates is primarily the result of foreign subsidiaries domiciled in the United Kingdom, Ireland and Canada. The Company does not currently use financial derivative instruments to hedge foreign currency exchange rate risks associated with its foreign subsidiaries.

The assets and liabilities of the Company's Canada, Ireland and United Kingdom subsidiaries, whose functional currencies are the Canadian dollar, Euro and British pound, respectively, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effects for the subsidiaries are included in the cumulative translation adjustment in stockholders' equity. Management estimates that had the exchange rate in each country unfavorably changed 10% relative to the U.S. dollar, the Company's consolidated earnings before taxes in 2005 would have decreased by approximately $300,000.

Interest Rate Risk

As of December 31, 2005, the Company's investment portfolio primarily consisted of institutional money market funds, which due to their short maturities are considered cash equivalents. The Company's primary objective with its investment portfolio is to invest available cash while preserving principal and meeting liquidity needs. These investments, which approximated $10.0 million at December 31, 2005, had an average interest rate of approximately 3.00% and are subject to interest rate risk. As a result of the average maturity and conservative nature of the investment portfolio, a sudden change in interest rates should not have a material effect on the value of the portfolio. Management estimates, that had the average yield of the Company's positions in these investments and its other interest bearing accounts decreased by 100 basis points in 2005, the Company's interest income for the year ended December 31, 2005 would have decreased by approximately $500,000. This estimate assumes that the decrease would have occurred on the first day of 2005 and reduced the yield of each investment instrument by 100 basis points. The impact on the Company's future interest income as a result of future changes in investment yields will depend largely on the gross amount of the Company's investments.

The Company is also subject to interest rate risk under the terms of its line of credit, which has variable rates of interest. The impact on the Company's future interest expense as a result of future changes in interest rates will depend largely on the gross amount of the Company's borrowings. The Company did not borrow under its lines of credit in 2005 and thus a 100 basis point increase on the average interest rate on these lines would have had no impact on the Company's interest expense for the year ended December 31, 2005.

The Company holds no market risk sensitive trading instruments, for trading purposes or otherwise.

Inflation

The Company does not believe that inflation has had a material effect on its results of operation. There can be no assurance, however, that the Company's business will not be affected by inflation in the future.

Management's Assessment of Disclosure Controls and Internal Controls Over Financial Reporting

Evaluation of Disclosure Controls and Procedures

Bright Horizons maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Securities and Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial disclosure.

Under the supervision and with the participation of the Company's Disclosure Committee and management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(b), promulgated under the Exchange Act. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2005.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, using the framework specified in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such assessment, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2005.

Management has excluded ChildrenFirst, Inc., which was acquired September 12, 2005 in a purchase business combination, from its assessment of internal control over financial reporting as of December 31, 2005. ChildrenFirst, Inc. is a wholly owned subsidiary whose total assets and total revenues approximate 3% and 2%, respectively, of the Company's related consolidated financial statement amounts as of and for the year ended December 31, 2005.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Bright Horizons Family Solutions, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Bright Horizons Family Solutions, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from their assessment the internal control over financial reporting at ChildrenFirst, Inc., which was acquired on September 12, 2005 and whose financial statements reflect total assets and revenues constituting 3% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2005. Accordingly, our audit did not include the internal control over financial reporting at ChildrenFirst, Inc. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2005, of the Company, and our report dated March 16, 2006 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Boston, Massachusetts
March 16, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Bright Horizons Family Solutions, Inc.:

We have audited the accompanying consolidated balance sheet of Bright Horizons Family Solutions, Inc. and subsidiaries (the "Company") as of December 31, 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP
Boston, Massachusetts
March 16, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Bright Horizons Family Solutions, Inc.:

In our opinion, the consolidated balance sheet as of December 31, 2004 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2004 present fairly, in all material respects, the financial position of Bright Horizons Family Solutions, Inc. and its subsidiaries at December 31, 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
March 28, 2005

Consolidated Statement of Changes in Stockholders' Equity

(in thousands)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock at cost	Cumulative Translation Adjustment	Retained Earnings	Deferred Compensation	Total Stockholders' Equity	Comprehensive Income
Balance at December 31, 2002	24,866	$ 258	$ 85,407	$ (7,560)	$ 1,885	$ 29,661	$ (24)	$ 109,627	
Exercise of stock options	1,304	14	7,953	—	—	—	—	7,967	
Retirement of treasury stock	—	(10)	(7,550)	7,560	—	—	—	—	
Stock-based compensation	—	—	36	—	—	—	11	47	
Tax benefit from the exercise of stock options	—	—	5,255	—	—	—	—	5,255	
Translation adjustment	—	—	—	—	2,596	—	—	2,596	$ 2,596
Net income	—	—	—	—	—	20,014	—	20,014	20,014
Comprehensive net income for the year ended December 31, 2003									$ 22,610
Balance at December 31, 2003	26,170	262	91,101	—	4,481	49,675	(13)	145,506	
Exercise of stock options	654	6	5,690	—	—	—	—	5,696	
Stock-based compensation	46	—	2,114	—	—	—	(1,072)	1,042	
Tax benefit from the exercise of stock options	—	—	2,679	—	—	—	—	2,679	
Translation adjustment	—	—	—	—	3,993	—	—	3,993	$ 3,993
Net income	—	—	—	—	—	27,328	—	27,328	27,328
Comprehensive net income for the year ended December 31, 2004									$ 31,321
Balance at December 31, 2004	26,870	268	101,584	—	8,474	77,003	(1,085)	186,244	
Exercise of stock options	537	6	5,664	—	—	—	—	5,670	
Stock-based compensation and related proceeds	55	—	1,920	—	—	—	(146)	1,774	
Tax benefit on vested restricted stock	—	—	27	—	—	—	—	27	
Tax benefit from the exercise of stock options	—	—	3,316	—	—	—	—	3,316	
Purchase of treasury stock	—	—	—	(11,234)	—	—	—	(11,234)	
Translation adjustment	—	—	—	—	(5,319)	—	—	(5,319)	$ (5,319)
Net income	—	—	—	—	—	36,701	—	36,701	36,701
Comprehensive net income for the year ended December 31, 2005									$ 31,382
Balance at December 31, 2005	**27,462**	**$ 274**	**$ 112,511**	**$ (11,234)**	**$ 3,155**	**$ 113,704**	**$ (1,231)**	**$ 217,179**	

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

Year ended December 31:	2005	2004	2003
Net income	$ 36,701	$ 27,328	$ 20,014
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	14,510	12,357	11,028
Non-cash revenue and other	(1,264)	(613)	30
Asset write-downs and loss on disposal of fixed assets	266	299	417
Stock based compensation	978	1,042	47
Deferred income taxes	(5,253)	(987)	(496)
Tax benefit realized from the exercise of stock options	3,343	2,679	5,255
Changes in assets and liabilities, net of acquired amounts:			
Accounts receivable	(2,026)	2,166	(5,016)
Prepaid expenses and other current assets	(2,257)	(3,609)	(2,544)
Income taxes	4,825	(1,146)	(1,669)
Accounts payable and accrued expenses	1,579	(2,375)	3,273
Deferred revenue	3,980	(2,559)	(729)
Accrued rent	213	2,230	613
Other assets	(1,085)	286	(14)
Other current and long-term liabilities	(4,391)	177	539
Net cash provided by operating activities	50,119	37,275	30,748
Cash flows from investing activities:			
Additions to fixed assets, net of acquired amounts	(15,599)	(12,970)	(19,050)
Proceeds from the disposal of fixed assets	5,605	84	363
Payments for acquisitions, net of cash acquired	(54,923)	(20,987)	(16,528)
Net cash used in investing activities	(64,917)	(33,873)	(35,215)
Cash flows from financing activities:			
Proceeds from the issuance of common stock	6,466	5,696	7,967
Purchase of treasury stock	(11,234)	—	—
Principal payments of long-term debt	(778)	(743)	(418)
Proceeds from note payable	—	—	2,506
Net cash (used in) provided by financing activities	(5,546)	4,953	10,055
Effect of exchange rates on cash balances	(478)	218	118
Net (decrease) increase in cash and cash equivalents	(20,822)	8,573	5,706
Cash and cash equivalents, beginning of period	42,472	33,899	28,193
Cash and cash equivalents, end of period	$ 21,650	$ 42,472	$ 33,899

The accompanying notes are an integral part of the consolidated financial statements.

Notes To Consolidated Financial Statements
For the Years Ended December 31, 2005, 2004 and 2003

1 • Organization and Significant Accounting Policies

Organization

Bright Horizons Family Solutions, Inc. (the "Company") was incorporated under the laws of the State of Delaware on April 27, 1998 and commenced substantive operations upon the completion of the merger by and between Bright Horizons, Inc., and CorporateFamily Solutions, Inc., on July 24, 1998 (the "Merger"). The Company provides workplace services for employers and families including early care and education and strategic work/life consulting throughout the United States, Puerto Rico, Canada, Ireland and the United Kingdom.

The Company operates its early care and education centers under various types of arrangements, which generally can be classified in two forms: (i) the P&L model which can be either (a) sponsored, where Bright Horizons provides early care and educational services on a priority enrollment basis for employees of a single employer or consortium of employers, or (b) a lease model, where the Company may provide priority early care and education to the employees of tenants located within a real estate developer's property or the community at large and (ii) the management or cost plus model, where the Company manages a work-site early care and education center under a cost-plus arrangement, typically for a single employer.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Intercompany balances and transactions have been eliminated in consolidation.

Foreign Operations

In 2000 the Company began operating in Ireland and the United Kingdom and, in 2001, the Company began operations in Canada. The functional currency of the foreign operations is the local currency. The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effects for subsidiaries using a functional currency other than the U.S. dollar is included as a cumulative translation adjustment in stockholders' equity and is a component of comprehensive income.

Stock Split

On February 9, 2005, the Board of Directors approved a 2-for-1 stock split to be paid on March 18, 2005 to stockholders of record as of March 4, 2005. All prior share and per share amounts have been restated to reflect the stock split.

Business Risks

The Company is subject to certain risks common to the providers of early care and education services, including dependence on key personnel, dependence on client relationships, competition from alternate sources or providers of the Company's services, market acceptance of work and family services, the ability to hire and retain qualified personnel and general economic conditions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates. The primary estimates in the consolidated financial statements include, but are not limited to, revenue recognition, accounts receivable, goodwill and intangible assets, liability for insurance obligations and income taxes.

Fair Value of Financial Instruments and Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash, accounts receivable and the Company's line of credit. The Company maintains its cash in financial institutions of high credit standing. The Company's accounts receivable are derived primarily from the services it provides. The Company believes that no significant credit risk exists at December 31, 2005 or 2004, and that the carrying amounts of the Company's financial instruments approximate fair market value.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of institutional money market accounts. The carrying value of these instruments approximates market value due to their short-term nature.

Fixed Assets

Property and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets.

Expenditures for maintenance and repairs are charged to expense as incurred, whereas expenditures for improvements and replacements are capitalized.

The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and the resulting gain or loss is reflected in the consolidated statements of income.

Goodwill and Intangible Assets

Goodwill and other intangible assets principally consist of goodwill, various customer relationships and contract rights, non-compete agreements and trade names.

The excess of the aggregate purchase price over the fair value of identifiable assets of businesses acquired (goodwill) is recorded on the Company's books and tested annually for impairment. In addition, identified intangible assets with indefinite lives are recorded and reviewed annually to assess the estimated life of the intangible asset; if the life is determined to remain indefinite the asset is tested for impairment. Intangible assets with a determinable life are amortized over the estimated period benefited, ranging from one to twenty-two years.

The Company is required to allocate the purchase price of acquired entities to identifiable assets and liabilities with the residual amount being allocated to goodwill. The identifiable assets can include intangible assets such as trade names, customer relationships and non-competes that are subject to valuation. In those instances where the Company has acquired a significant amount of intangible assets, management engages an independent third party to assist in the valuation. Valuation methodologies use amongst other things: estimates of expected useful life; projected revenues, operating margins and cash flows; and weighted average cost of capital.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets". Impairment is assessed by comparing the estimated undiscounted cash flows over the asset's remaining life to the carrying amount of the asset. If the estimated cash flows are insufficient to recover the investment, an impairment loss is recognized based on the fair value of the asset less any costs of disposal.

Deferred Revenue

Deferred revenue results from prepaid fees and tuitions, employer-sponsor advances and assets received on consulting or development projects in advance of services being performed. The Company is also party to agreements where the performance of services extends beyond the current operating cycle. In these circumstances, the Company records a long-term obligation and recognizes revenue over the period of the agreement as the services are rendered.

Other Long-Term Liabilities

Other long-term liabilities consist primarily of amounts payable to clients pursuant to terms of operating agreements or for deposits held by the Company.

Income Taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company does not recognize a tax benefit on losses in foreign operations where it does not have a history of profitability or on certain expenses, which only become deductible when paid, the timing of which is uncertain.

Revenue Recognition

Revenue is recognized as services are performed. In both the P&L model and the management model, revenue consists primarily of tuition paid by parents, supplemented in some cases by payments from sponsors and, to a lesser extent, by payments from government agencies. Revenue also includes management fees paid by corporate sponsors. In the management model, in addition to tuition and management fees, revenue is also recognized for operating subsidies paid either in lieu of or to supplement tuition. Under each model type, the Company retains responsibility for all aspects of operating the center including the hiring and paying of employees, contracting with vendors, purchasing supplies and collecting accounts receivable.

The Company maintains contracts with its corporate sponsors to manage and operate their early care and education centers under various terms. The Company's contracts to operate early care and education centers are generally three to five years in length with varying renewal options whereas the Company's contracts for back-up arrangements are renewed on an annual basis. Management expects to renew the Company's existing contracts for periods consistent with the remaining renewal options allowed by the contracts or other reasonable extensions.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation" as amended by SFAS No. 148 "Accounting for Stock-Based Compensation –Transition and Disclosure, an amendment of SFAS No. 123" encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for employee stock-based compensation using the intrinsic value method as prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

The Company granted 54,700 and 46,000 shares of restricted common stock in 2005 and 2004, respectively. These shares were accounted for under the intrinsic value method as prescribed in APB Opinion No. 25. Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over vesting periods of three to five years. The restricted stock grants were valued at approximately $1.1 million each. In 2005 and 2004, the Company recognized compensation expense of approximately $596,000 and $447,000, respectively. The remaining unrecognized balance has been recorded as deferred compensation in Stockholders' Equity.

In June 2004, the Company's Vice Chairman of the Board of Directors resigned his employment with the Company as Executive Chairman. At the time of resignation, the terms for any unvested stock options were modified to allow for a continuation of vesting so long as the former employee continues in his capacity as an active member of the Board of Directors. As a result of the modification of the terms of the stock option grants, the Company has accounted for the options under the provisions of FASB Interpretation ("FIN") No. 44, and deferred compensation of $969,000 was recorded and is being recognized over the remaining option vesting periods. Approximately $336,000 and $546,000 was recognized as compensation expense in 2005 and 2004, respectively.

Under APB Opinion No. 25, no compensation cost related to employee stock options has been recognized because options are granted with exercise prices equal to or greater than the fair market value at the date of grant. The Company accounts for options granted to non-employees using the fair value method, in accordance with the provisions of SFAS No. 123, as amended by SFAS No. 148. Had compensation cost for the stock option plans been determined based on the fair value at the grant date for awards in 1995 through 2004, consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts for years ended December 31, 2005, 2004 and 2003:

	2005	2004	2003
Net income:			
As reported	$ 36,701,000	$ 27,328,000	$ 20,014,000
Add: Stock-based compensation expense included in reported net income, net of related tax effects	621,000	686,000	29,000
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(4,375,000)	(2,992,000)	(3,579,000)
Pro forma	$ 32,947,000	$ 25,022,000	$ 16,464,000
Earnings per share - Basic:			
As reported	$ 1.35	$ 1.03	$ 0.79
Pro forma	$ 1.21	$ 0.94	$ 0.65
Earnings per share - Diluted:			
As reported	$ 1.29	$ 0.98	$ 0.75
Pro forma	$ 1.16	$ 0.90	$ 0.62

The fair value of each option on its date of grant has been estimated for pro forma purposes using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003
Expected dividend yield	0.0%	0.0%	0.0%
Expected stock price volatility	45.3%	46.1%	46.1%
Risk-free interest rate	3.54%	2.83%	1.65%
Expected life of options	6.2 years	6.1 years	6.7 years
Weighted-average fair value per share of options granted during the year	$ 16.97	$ 12.30	$ 6.87

For the years ended December 31, 2005, 2004 and 2003, options to purchase 2,200, 6,000 and 4,800 shares of common stock, respectively, were granted to members of the Company's advisory board. These options were valued at approximately $36,000, $57,000 and $35,000, respectively, using the Black-Scholes option pricing model. The Company recognized related compensation expense of approximately $46,000, $49,000 and $47,000 in its operating results for the years ended December 31, 2005, 2004 and 2003, respectively.

Earnings Per Share

The Company accounts for earnings per share in accordance with the provisions of SFAS No. 128, "Earnings per Share." Under the standards established by SFAS No. 128, earnings per share is measured at two levels: basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares after considering the additional dilution related to preferred stock, restricted stock, options and warrants if applicable.

Comprehensive Income

Comprehensive income encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income and foreign currency translation adjustments.

	2005	2004	2003
Net income	$ 36,701,000	$ 27,328,000	$ 20,014,000
Foreign currency translation adjustments	(5,319,000)	3,993,000	2,596,000
Comprehensive income	$ 31,382,000	$ 31,321,000	$ 22,610,000

Segment Reporting

As of December 31, 2005, the Company operates in one segment, providing services to employers and families including early care and education and work/life consulting, and generates in excess of 90% of revenue and operating profit in the United States. Additionally, no single customer accounts for more than 10% of the Company's revenue.

New Pronouncements

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets-an amendment of Accounting Principles Board ("APB") Opinion No. 29," to eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of this Statement are effective for nonmonetary asset exchanges occurring in all interim periods beginning after June 15, 2005, with early application permitted for exchanges beginning after November 2004. The adoption of this statement did not have a material impact on the Company's consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment" ("SFAS 123R"), which replaces the superseded SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes our current accounting under Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees." In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to the adoption of SFAS 123R. Effective January 1, 2006, the Company will adopt the provisions of SFAS 123R and SAB 107. SFAS 123R requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. Stock-based payments include stock option grants, restricted stock grants and other equity based awards. The Company grants options to purchase common stock to some of its employees and directors at prices equal to the market value of the stock on the dates the options were granted, as well as restricted stock. SFAS 123R also amends SFAS No. 95, "Statement of Cash Flows" to require that excess tax benefits related to stock-based compensation be reflected as cash flows from financing activities rather than cash flows from operating activities. As a result of the provisions of SFAS 123R and SAB 107, we expect the compensation charges under SFAS 123R to reduce diluted net income by approximately $2.2 million ($3.0 million pre-tax) for 2006. However, our assessment of the estimated compensation charges is affected by the number of additional options granted by the Company, our stock price as well as other assumptions regarding a number of variables and the related tax impact. These variables include, but are not limited to, the volatility of our stock price and employee stock option exercise behaviors. We will recognize compensation cost for stock based awards vesting after December 31, 2005 over the requisite service period for the entire award.

2 • Acquisitions

On September 12, 2005, the Company completed the strategic acquisition of ChildrenFirst, Inc. a privately held operator of 33 employer-sponsored child care centers in the US and Canada, doubling the number of centers focused exclusively on back-up child care services. In addition, in March 2005, the Company acquired substantially all the assets of a group of eleven centers in the Denver, Colorado metropolitan area and substantially all of the assets of a single-site child care facility in Plainview, Kentucky in September 2005. The aggregate cash paid by the Company was $66.0 million. The purchase prices have been allocated based on the estimated fair value of the assets and liabilities acquired at the date of acquisition and included, among other items, $11.1 million of cash, fixed assets of $8.3 million and net current liabilities of $17.8 million that were comprised primarily of deferred revenue. The Company has made allocations of $45,000 to non-compete agreements with a weighted average life of 3.4 years, $232,000 to trade names with a weighted average life of 2.7 years and $18.6 million to customer relationships having a weighted average life of 13.3 years and unfavorable lease obligations of $3.1 million having a weighted average life of 5.1 years. In addition, the Company recorded goodwill of $51.2 million and deferred tax liabilities of $7.4 million related to intangible assets subject to amortization which will not be deductible for tax purposes. The purchase accounting for ChildrenFirst, Inc. has not been finalized primarily due to certain tax matters which the Company expects to complete in 2006.

In 2004, the Company acquired the outstanding stock of two multi-site child care and early education companies in the United Kingdom and purchased the assets of two domestic single-site child care and early education companies. The Company also acquired certain real estate in connection with one of the domestic single-site acquisitions. The Company paid aggregate consideration of approximately $23.5 million, $21.0 million in the form of cash, net of cash acquired and assumption of net liabilities of approximately $2.7 million in connection with these acquisitions. The purchase prices have been allocated based on the estimated fair value of the assets and liabilities acquired at the date of acquisition. The Company has made allocations of $45,000 to non-compete agreements, $42,000 to trade names with estimable lives and $7.4 million to customer relationships and contract rights, all of which will be amortized over periods of 3-22 years based on estimated lives. As a result of these transactions, the Company recorded goodwill of $14.6 million and deferred tax liabilities of $2.2 million.

In 2003, the Company acquired the outstanding stock of two single-site early care and education companies and purchased the assets of one multi-site and one single-site early care and education company based in the United States. Additionally, the Company purchased the stock of a management company with a multi-site management agreement for early care and education centers. The Company paid aggregate consideration of approximately $20.7 million, $16.5 million in the form of cash, net of cash acquired and the assumption of net liabilities and additional consideration due of approximately $3.8 million in connection with these acquisitions. The purchase prices have been allocated based on the estimated fair value of the assets and liabilities acquired at the date of acquisition. The Company finalized the allocation of intangible assets in 2004 and allocated $120,000 to non-compete agreements, $38,000 to trade names and $3.7 million to customer relationships and contract rights, all of which will be amortized over periods of 2-10 years based on estimated lives. In addition, the Company recorded goodwill of $15.9 million and intangibles with indefinite lives of $170,000.

The above transactions have been accounted for as purchases and the operating results of the acquired businesses have been included in the Company's consolidated results of operations from the respective dates of acquisition. The acquisitions were not material and therefore no pro forma information has been presented. The Company estimates that $6.8 million of goodwill related to the 2005 acquisitions will be deductible for tax purposes.

3 • Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31, 2005	December 31, 2004
Prepaid workers compensation insurance	$ 7,294,000	$ 6,441,000
Prepaid rent and other occupancy costs	3,114,000	2,745,000
Prepaid insurance	1,252,000	388,000
Other prepaid expenses and current assets	2,812,000	1,630,000
	$ 14,472,000	$ 11,204,000

Under the terms of the Company's workers compensation program, the Company is required to make advances to its insurance carrier pertaining to anticipated claims for all open plan years.

4 • Fixed Assets

Fixed assets consist of the following:

	Estimated useful lives (years)	December 31, 2005	December 31, 2004
Buildings	20 - 40	$ 59,064,000	$ 64,021,000
Furniture and equipment	3 - 10	35,787,000	43,843,000
Leasehold improvements	Shorter of 3 years or life of lease	64,322,000	49,859,000
Land	—	11,884,000	12,012,000
		171,057,000	169,735,000
Less accumulated depreciation and amortization		(54,595,000)	(57,098,000)
Fixed assets, net		$ 116,462,000	$ 112,637,000

The Company recorded depreciation expense of $12.6 million, $11.3 million and $10.5 million in 2005, 2004 and 2003, respectively.

5 • Goodwill and Intangible Assets

Under the provisions of SFAS No. 142 the Company is required to test goodwill annually for impairment. The Company tests for impairment by comparing the fair value of each reporting unit, which has been determined by estimating the present value of expected future cash flows, to its carrying value. In 2005 and 2004, the Company performed its annual SFAS No. 142 impairment test and determined that no impairment loss should be recognized.

The changes in the carrying amount of net goodwill for the years ended December 31, 2005 and December 31, 2004, respectively, are as follows:

	2005	2004
Beginning balance	$ 72,987,000	$ 55,652,000
Net goodwill additions during the period	51,383,000	14,824,000
Foreign exchange translation adjustment	(3,863,000)	2,511,000
Ending balance	$ 120,507,000	$ 72,987,000

The following tables reflect intangible assets that are subject to amortization under the provisions of SFAS No. 142.

	Weighted Average Amortization Period	Cost	Accumulated Amortization	Net Carrying Amount
December 31, 2005:				
Non-compete agreements	3.1 years	$ 355,000	$ 264,000	$ 91,000
Contractual rights and customer relationships	14.3 years	30,979,000	2,863,000	28,116,000
Trade names	2.8 years	653,000	451,000	202,000
	14.1 years	$ 31,987,000	$ 3,578,000	$ 28,409,000
December 31, 2004:				
Non-compete agreements	1.7 years	$ 3,539,000	$ 3,417,000	$ 122,000
Contractual rights and customer relationships	16.8 years	14,342,000	2,160,000	12,182,000
Trade names	3.2 years	806,000	695,000	111,000
	13.3 years	$ 18,687,000	$ 6,272,000	$ 12,415,000

The Company has trade names with net carrying values of $311,000 and $332,000 at December 31, 2005 and 2004, respectively, which it determined have indefinite useful lives and are not subject to amortization under the provisions of SFAS No. 142. These trade names are subject to an evaluation of their estimated lives as well as testing for impairment on an annual basis, and no impairment loss was recorded in 2005. The change in carrying amount of these assets is due solely to foreign currency translation.

The Company recorded amortization expense of $1.9 million, $1.0 million and $548,000 in 2005, 2004 and 2003, respectively. The Company estimates that it will amortize the net carrying amount of existing intangible assets as follows over the next 5 years: approximately $2.8 million in 2006, $2.6 million in 2007, $2.6 million in 2008, $2.2 million in 2009 and $2.0 million in 2010.

6 • Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2005	December 31, 2004
Accounts payable	$ 2,986,000	$ 1,781,000
Accrued payroll and employee benefits	30,398,000	29,313,000
Accrued insurance	10,098,000	8,880,000
Accrued other expenses	10,996,000	11,982,000
	$ 54,478,000	$ 51,956,000

7 • Other Current Liabilities

Other current liabilities consist of the following:

	December 31, 2005	December 31, 2004
Customer deposits	$ 1,912,000	$ 1,553,000
Employee withholdings	942,000	509,000
Acquisition related costs	979,000	—
Other miscellaneous liabilities	1,894,000	1,225,000
	$ 5,727,000	$ 3,287,000

8 • Lines of Credit and Short-Term Debt

In July 2005, the Company entered into a credit agreement providing for a five-year unsecured revolving credit facility in the amount of $60 million, maturing on July 22, 2010, with any amounts outstanding at that date payable in full. The revolving credit facility includes an accordion feature allowing the Company to increase the amount of the revolving credit facility by an additional $40 million, subject to lender commitments for the additional amounts. This facility replaced a $25 million line of credit that expired in June 2005.

The Company may use the net proceeds of the borrowings under the revolving credit facility for general corporate purposes, including acquisitions. At the Company's option, advances under the revolving credit facility will bear interest at either i) the greater of the Federal Funds Rate plus .5% or Prime, or ii) LIBOR plus a spread depending on the Company's leverage ratio. Commitment fees on the unused portion of the line are payable at a rate ranging from 0.125% to 0.200% per annum depending on the Company's leverage ratio. The credit agreement requires compliance with specified financial ratios and tests, including a maximum leverage ratio, a minimum debt service coverage ratio and a minimum shareholders' equity requirement. The Company was in compliance with all covenants on its respective lines of credit at December 31, 2005 and 2004. The Company had no outstanding amounts due on its respective lines of credit as of December 31, 2005 or 2004 and there were no borrowings on the lines of credit during 2005 or 2004.

9 • Long-Term Debt

Long-term debt consists of the following:

	December 31, 2005	December 31, 2004
Note payable to a client, with monthly payments of approximately $53,800 including interest of 5.75%, with final payment due January 2008; secured by the Company's leasehold interest in the center.	$ 1,264,000	$ 1,819,000
Note payable to a financial institution with monthly payments of approximately $5,000 including interest of 10.0%, with final payment due May 2006; secured by a certificate of deposit.	24,000	88,000
Note payable to a state agency with monthly payments of approximately $800 including interest of 5.0%, with final payment due March 2007; secured by related furniture, fixtures and equipment.	14,000	25,000
Note payable to a financial institution with monthly payments of approximately $700 including interest of 10.0%, with final payment due June 2007; secured by a certificate of deposit.	10,000	20,000
Unsecured note payable to a corporation, payments of principal amounts of approximately $34,400 and interest at 5.0% are payable quarterly, repaid in 2005.	—	137,000
Note payable to a financial institution with monthly payments of approximately $5,800 including interest of 6.75%, repaid in 2005.	—	2,000
Note payable to a finance company, with monthly payments of approximately $400, including interest of 9.5%, with a final balloon payment of approximately $6,600, repaid in 2005.	—	8,000
Total debt	1,312,000	2,099,000
Less current maturities	(628,000)	(778,000)
Long-term debt	$ 684,000	$ 1,321,000

10 • Income Taxes

Income tax expense for years ended December 31, 2005, 2004 and 2003 consists of the following:

	2005	2004	2003
Current tax expense			
Federal	$ 23,376,000	$ 15,911,000	$ 12,210,000
State	6,627,000	4,514,000	3,062,000
Foreign	247,000	315,000	14,000
	30,250,000	20,740,000	15,286,000
Deferred tax expense (benefit)			
Federal	(4,254,000)	(277,000)	(301,000)
State	(968,000)	(452,000)	(102,000)
Foreign	213,000	(243,000)	(252,000)
	(5,009,000)	(972,000)	(655,000)
Income tax expense, net	$ 25,241,000	$ 19,768,000	$ 14,631,000

Following is a reconciliation of the U.S. Federal statutory rate to the effective rate for the years ended December 31:

	2005	2004	2003
Federal tax computed at statutory rate	$ 21,682,000	$ 16,484,000	$ 12,126,000
State taxes on income, net of federal tax benefit	3,267,000	2,309,000	1,860,000
Valuation allowance	1,262,000	1,274,000	993,000
Permanent difference and other, net	(970,000)	(299,000)	(348,000)
Income tax expense, net	$ 25,241,000	$ 19,768,000	$ 14,631,000

Net deferred tax assets are as follows:

	2005	2004	2003
Deferred tax assets			
Net operating loss carryforwards	$ 2,025,000	$ 1,259,000	$ 1,169,000
Reserve on assets	495,000	609,000	716,000
Liabilities not yet deductible	17,872,000	15,079,000	11,139,000
Deferred revenue	6,394,000	2,254,000	2,598,000
Depreciation	8,542,000	4,901,000	3,524,000
Amortization	360,000	168,000	187,000
Other	750,000	445,000	645,000
Valuation allowance	(2,869,000)	(2,302,000)	(1,220,000)
	33,569,000	22,413,000	18,758,000
Deferred tax liabilities			
Amortization	(11,351,000)	(3,402,000)	(101,000)
Depreciation	(3,711,000)	(3,188,000)	(1,171,000)
Net deferred tax assets	$ 18,507,000	$ 15,823,000	$ 17,486,000

As of December 31, 2005, the Company has federal net operating loss carryforwards of approximately $7.4 million, which are subject to annual limitations and are available to offset certain current and future taxable earnings and expire at various dates, the earliest of which is December 31, 2017. The Company also has net operating losses in a number of states totaling approximately $20 million for which the Company has recorded a deferred tax asset of approximately $240,000, which may only be used to offset operating income of certain of the Company's subsidiaries in those particular states. In addition, the Company has net operating losses at its Canadian subsidiaries of approximately $200,000. Management believes the Company will generate sufficient future taxable income to realize net deferred tax assets prior to the expiration of the net operating loss carryforwards recorded and that the realization of the net deferred tax asset is more likely than not. The Company has recorded valuation allowances on certain deferred tax assets related to losses in foreign operations where it does not have a history of profitability, as well as certain liabilities recorded which are subject to being settled in cash in order to be deductible, the timing of which is uncertain.

The Company has filed its tax returns in accordance with the tax laws in each jurisdiction and maintains tax reserves for differences between actual results and estimated income taxes for exposures that can be reasonably estimated. In the event that actual results are significantly different from these estimates, the Company's provision for income taxes could be significantly impacted in future periods.

11 • Stockholders' Equity

Stock Options

The Company has established an incentive compensation plan under which it is authorized to grant both incentive stock options and non-qualified stock options to employees and directors, as well as other stock-based compensation. Under the terms of the 1998 Stock Incentive Plan, as amended in 2001, 4,500,000 shares of the Company's Common Stock are available for distribution upon exercise. As of December 31, 2005, there were approximately 400,000 shares of Common Stock available for grant under the plan.

Options granted under the plan typically vest over periods that range from three to five years and expire at the earlier of seven to ten years from date of grant or three months after termination of the holder's employment with the Company unless otherwise determined by the Compensation Committee of the Board of Directors.

The following table summarizes information about stock options outstanding at December 31, 2005:

Range of Exercise Price	Options Outstanding at December 31, 2005	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Options Exercisable at December 31, 2005	Weighted Average Exercise Price
$ 0.0000 - $ 4.1470	59,193	0.8	$ 3.70	59,193	$ 3.70
$ 4.1471 - $ 8.2940	88,885	3.9	$ 7.50	88,885	$ 7.50
$ 8.2941 - $ 12.4410	868,785	4.6	$ 10.67	653,873	$ 10.28
$ 12.4411 - $ 16.5880	662,415	6.4	$ 13.97	309,627	$ 14.08
$ 16.5881 - $ 20.7350	52,567	7.8	$ 18.53	22,105	$ 18.29
$ 20.7351 - $ 24.8820	30,700	8.3	$ 24.05	14,036	$ 23.75
$ 24.8821 - $ 29.0290	34,200	8.6	$ 27.82	—	$ —
$ 29.0291 - $ 33.1760	165,881	6.5	$ 32.59	142,881	$ 32.57
$ 33.1761 - $ 37.3230	117,730	6.3	$ 34.62	—	$ —
$ 37.3231 - $ 41.4700	71,750	6.6	$ 38.43	—	$ —
	2,152,106	5.5	$ 15.94	1,290,600	$ 13.45

A summary of the status of the Company's option plans, including options issued to members of the Board of Directors, is as follows for the years ended December 31:

	2005		2004		2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	2,402,180	$ 12.08	3,007,850	$ 10.85	4,066,500	$ 9.06
Granted	343,130	34.55	96,700	27.88	339,500	14.36
Exercised	(537,024)	10.56	(654,196)	8.72	(1,305,168)	6.10
Canceled	(56,180)	15.67	(48,174)	13.08	(92,982)	11.85
Outstanding at end of period	2,152,106	$ 15.94	2,402,180	$ 12.08	3,007,850	$10.85
Exercisable	1,290,600	$ 13.45	1,256,064	$ 10.21	1,378,782	$ 8.97

The Company realizes a tax deduction upon the exercise of non-qualified stock options and disqualifying dispositions of incentive stock options due to the recognition of compensation expense in the calculation of its taxable income. The amount of the compensation recognized for tax purposes is based on the difference between the market value of the common stock and the option price at the date the options are exercised. These tax benefits are credited to additional paid-in capital.

Treasury Stock

The Company's Board of Directors has approved a stock repurchase plan authorizing the Company to repurchase up to 2.5 million shares of its Common Stock in the open market or through privately negotiated transactions. In 2005 the Company repurchased approximately 318,000 shares of its Common Stock at a cost of approximately $11.2 million, which are held in treasury. Under the terms of the existing repurchase plan the Company is authorized to purchase up to an additional 1.1 million shares of its Common Stock as of December 31, 2005.

12 • Earnings Per Share

The following tables present information necessary to calculate earnings per share for the years ended 2005, 2004 and 2003:

	Year Ended December 31, 2005		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings per share			
Income available to common stockholders	$ 36,701,000	27,123,000	$ 1.35
Effect of dilutive stock options and restricted stock	—	1,269,000	
Diluted earnings per share	$ 36,701,000	28,392,000	$ 1.29

	Year Ended December 31, 2004		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings per share			
Income available to common stockholders	$ 27,328,000	26,511,000	$ 1.03
Effect of dilutive stock options and restricted stock	—	1,335,000	
Diluted earnings per share	$ 27,328,000	27,846,000	$ 0.98

	Year Ended December 31, 2003		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings per share			
Income available to common stockholders	$ 20,014,000	25,474,000	$ 0.79
Effect of dilutive stock options	—	1,272,000	
Diluted earnings per share	$ 20,014,000	26,746,000	$ 0.75

The above earnings per share on a diluted basis have been prepared in accordance with SFAS No. 128. The weighted average number of stock options excluded from the above calculation of earnings per share was approximately 25,200 in 2005, 7,200 in 2004 and 156,000 in 2003, as they were anti-dilutive.

13 • Commitments and Contingencies

Leases

The Company leases various office equipment, early care and education center facilities and office space under non-cancelable operating leases. Many of the leases contain renewal options for various periods. Certain leases contain provisions, which include additional payments based upon revenue performance, enrollment or the level of the Consumer Price Index at a future date. Rent expense was approximately $23.6 million, $18.9 million and $16.8 million in the years 2005, 2004, and 2003, respectively. Future minimum payments under non-cancelable operating leases are as follows:

Year Ending	
2006	$ 26,400,000
2007	25,100,000
2008	23,100,000
2009	21,500,000
2010	19,100,000
Thereafter	90,900,000
	$ 206,100,000

Future minimum lease payments include approximately $1.4 million of lease commitments, which are guaranteed by third parties pursuant to operating agreements for early care and education centers.

Letter of Credit

The Company has a letter of credit outstanding guaranteeing certain utility payments up to $80,000. In addition, the Company has a letter of credit guaranteeing certain rent payments up to $300,000, and one guaranteeing certain premiums and deductible reimbursements up to $486,000 that were issued under the terms of the Company's line of credit as more fully described in Note 8, which together serve to reduce the amount available under this facility by $786,000. No amounts have been drawn against any of these letters of credit.

Employment and Non-Compete Agreements

The Company has severance agreements with five executives that provide for up to 24 months of compensation upon the termination of employment following a change in control of the Company. The maximum amount payable under these agreements in 2005 was approximately $3.9 million.

The severance agreements prohibit the above-mentioned employees from competing with the Company or divulging confidential information for one to two years after their separation from the Company.

Other

The Company is a defendant in certain legal matters in the ordinary course of business. Management believes the resolution of such legal matters will not have a material effect on the Company's financial condition, results of operations or cash flows.

The Company self-insures a portion of its workers' compensation and medical insurance plans. While management believes that the amounts accrued for these obligations is sufficient, any significant increase in the number of claims and costs associated with claims made under these plans could have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company's early care and education centers are subject to numerous federal, state and local regulations and licensing requirements. Failure of a center to comply with applicable regulations can subject it to governmental sanctions, which could require expenditures by the Company to bring its early care and education centers into compliance.

14 • Employee Benefit Plans

The Company maintains a 401(k) Retirement Savings Plan (the "Plan") for all employees with more than 500 hours of credited service on a semi-annual basis and who have been with the Company six months or more. The Plan is funded by elective employee contributions of up to 50% of their compensation. Under the Plan, the Company matches 25% of employee contributions for each participant up to 8% of the employee's compensation after one year of service. Expense under the Plan, consisting of Company contributions and Plan administrative expenses paid by the Company, totaled approximately $2.0 million, $1.9 million and $1.6 million in 2005, 2004 and 2003, respectively.

15 • Related Party Transactions

The Company has an agreement with S.C. Johnson & Son, Inc. to operate and manage an early care and education center. S.C. Johnson & Son, Inc. is affiliated through common majority ownership with JohnsonDiversey, Inc., the employer of a member of the Company's Board of Directors. In return for its services under these agreements, the Company received management fees and operating subsidies of $245,000, $327,000, and $424,000, respectively, for 2005, 2004 and 2003.

The Company has an agreement with Microsoft Corporation to operate and manage an early care and education center in which the Company received fees of approximately $1,069,000, $1,110,000 and $470,000 for 2005, 2004, and 2003, respectively. In addition, the Company has a note payable to Microsoft Corporation, which at December 31, 2005 had a balance of $1,264,000. The Company makes monthly installment payments of approximately $53,800. The note bears an interest rate of 5.75% and the final payment is due in January 2008. The note is secured by the Company's leasehold interest in the early care and education center.

16 • Statement of Cash Flows Supplemental Information

The following table presents supplemental disclosure of cash flow information for years ended December 31:

	2005	2004	2003
Supplemental cash flow information			
Cash payments of interest	$ 137,000	$ 155,000	$ 127,000
Cash payments of income taxes	23,925,000	19,206,000	11,816,000
Non cash operating activities:			
Stock-based compensation expense	978,000	1,042,000	47,000

In conjunction with the purchase of child care and early education companies, as discussed in Note 2, the fair value of assets acquired are as follows:

	2005	2004	2003
Cash paid, net of cash acquired	$ 54,923,000	$ 20,987,000	$ 16,528,000
Liabilities assumed	22,721,000	2,692,000	4,222,000
Fair value of assets acquired	$ 77,644,000	$ 23,679,000	$ 20,750,000

In June 2004, the Company entered into service agreements to manage a group of family programs and amended an agreement to manage an existing child care center in exchange for the transfer of land and buildings. The Company recorded fixed assets and deferred revenue of $9.4 million in connection with the transactions, which will be earned over the terms of the arrangements that are 6.5 and 12 years, respectively. The Company recognized $1.3 million and $640,000 of revenue in 2005 and 2004, respectively, under the terms of these arrangements. In the event of default under the terms of contingent notes payable associated with the service agreements, the balance of which are represented by the unamortized amounts of deferred revenue, the Company would be required to tender a cash payment(s) for the balance of the notes payable or surrender the applicable property(s).

In December 2005, the Company received proceeds of $5.6 million related to the sale of a child care facility under the terms of an operating agreement with a client. The proceeds received in excess of the Company's carrying value will be recognized over the remaining term of the operating agreement to manage the child care center.

17 • Quarterly Financial Data (Unaudited)

Quarterly financial data for the years ended December 31, 2005 and 2004 are summarized as follows:

2005	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands except per share data)			
Revenue	$ 150,758	$ 157,017	$ 154,425	$ 163,059
Gross profit	26,903	28,738	27,843	31,805
Amortization	376	384	442	714
Operating income	13,968	15,591	14,733	16,364
Income before taxes	14,195	15,961	15,289	16,497
Net income	8,359	9,461	9,038	9,843
Basic earnings per share	$ 0.31	$ 0.35	$ 0.33	$ 0.36
Diluted earnings per share	$ 0.30	$ 0.33	$ 0.32	$ 0.35

2004	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands except per share data)			
Revenue	$ 131,347	$ 136,800	$ 138,954	$ 144,662
Gross profit	20,941	23,001	22,929	25,082
Amortization	198	246	354	214
Operating income	10,450	11,769	11,584	12,950
Income before taxes	10,485	11,829	11,656	13,126
Net income	6,103	6,878	6,779	7,568
Basic earnings per share	$ 0.23	$ 0.26	$ 0.26	$ 0.28
Diluted earnings per share	$ 0.22	$ 0.25	$ 0.24	$ 0.27

The Company's business is subject to seasonal and quarterly fluctuations. Demand for early care and education services has historically decreased during the summer months. During this season, families are often on vacation or have alternative early care and education arrangements. Demand for the Company's services generally increases in September upon the beginning of the new school year and remains relatively stable throughout the rest of the school year.

Form 10-K/Investor Contact

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2005 (without exhibits) is available from the Company at no charge. These requests and other investor contacts should be directed to Elizabeth J. Boland, Chief Financial Officer, at the Company's principal office.

Principal Office

200 Talcott Avenue South
Watertown, Massachusetts 02472
617.673.8000

Annual Stockholder's Meeting

The annual meeting of stockholders will be held on Tuesday, June 6, 2006, 8:30 a.m. at the Watertown office.

Registrar and Transfer Agent

Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075-1139
800.468.9716
www.wellsfargo.com/com/shareowner_services

Common Stock and Dividend Information

The common stock of Bright Horizons Family Solutions is traded on The Nasdaq Stock Market (National Market) under the symbol BFAM. As of March 3, 2006, there were 136 stockholders of record, which does not include those stockholders who hold shares in street name accounts. The Company has never declared or paid any cash dividends on its Common Stock. It is the current policy of the Board of Directors to retain all earnings to support operations and to finance expansion of the Company's business. See 2005 Selected Financial and Operating Data of the financial section of the Annual Report for information regarding the trading price of the Company's common stock.

Executive Officers and Directors

Linda A. Mason
Chairman

David H. Lissy
Chief Executive Officer and Director

Mary Ann Tocio
President, Chief Operating Officer and Director

Elizabeth J. Boland
Chief Financial Officer and Treasurer

Stephen I. Dreier
Chief Administrative Officer and Secretary

Roger H. Brown,
Vice Chairman & Director
President
Berklee College of Music

Joshua Bekenstein, Director
Managing Director
Bain Capital, LLC
private investments

JoAnne Brandes, Director
Executive Vice President,
Chief Administrative Officer,
General Counsel
JohnsonDiversey, Inc.
manufacturing

E. Townes Duncan, Director
President
Solidus Company
private investments

Fred K. Foulkes, Director
Professor
Boston University School of Management
human resources management

David Gergen, Director
Editor-at-Large
U.S. News & World Report
news publishing

Sara Lawrence-Lightfoot, Director
Professor of Education
Harvard University
educator

Ian M. Rolland, Director
Retired Chairman
Lincoln National Corporation
insurance

Marguerite W. Sallee, Director
Chief Executive Officer and President
America's Promise
youth advocacy

Partial Client List

Alston & Bird, LLP
American Express
Amgen
Bayer
BE&K
Blue Cross and Blue Shield of Massachusetts
Boeing
Bristol-Myers Squibb
Campbell Soup Company
Carnival Cruise Lines
Chick-fil-A
Cisco Systems
Citigroup
Defense Logistics Agency
Deloitte & Touche
Duke University
DuPont
Eli Lilly and Company
EMC Corporation
Ernst & Young
The European Commission
GE Healthcare
The George Washington University
Georgia-Pacific Corporation
GlaxoSmithKline
IBM
Intel
International Monetary Fund
Iowa State University
J Sainsbury plc
JFK Medical Center
Johnson & Johnson
JPMorgan Chase
Marriott International
Massachusetts Institute of Technology
Mattel
Memorial Sloan-Kettering Cancer Center
Merck & Co.
Merrill Lynch
Northwestern Memorial Hospital
Pfizer
The PGA TOUR
PNC Bank
Prudential Financial
Ropes & Gray LLP
SAS Institute
SC Johnson
Sears, Roebuck and Co.
Sony Pictures Entertainment
Staples
Starbucks
Target
Timberland
Time Warner
Toyota Motor Manufacturing
UAW and Ford Motor Company
USAA
Viacom
Warner Bros.
Western Pennsylvania School for Blind Children

MISSION STATEMENT

The Bright Horizons Family Solutions mission is to provide innovative programs that help children, families, and employers work together to be their very best. We are committed to providing the highest quality child care, early education, and work/life solutions in the world.

WE STRIVE TO:

Nurture each child's unique qualities and potential

Support families through strong partnerships

Collaborate with employers to build family-friendly workplaces

Create a work environment that encourages professionalism, growth, and diversity

Grow a financially strong organization

We aspire to do this so successfully that we make a difference in the lives of children and families and in the communities where we live and work.


Bright Horizons
FAMILY SOLUTIONS®









Bright Horizons
FAMILY SOLUTIONS®

www.brighthorizons.com

200 Talcott Avenue South, Watertown, Massachusetts 02472 800.324.4386
BOSTON | CHICAGO | DALLAS | DUBLIN | LONDON | LOS ANGELES | NASHVILLE | NEW YORK | SEATTLE

Many thanks to all the Bright Horizons children and families who allowed us to photograph them for this annual report.